Marc A. Recht

(617) 937-2316

mrecht@cooley.com

July 12, 2012

VIA HAND DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Larry Spirgel, Assistant Director

Re:                             Objet Ltd.

Registration Statement on Form F-4

Filed June 8, 2012

File No. 333-182025

Ladies and Gentlemen,

On behalf of Objet Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of July 5, 2012 (the “Comment Letter”) to David Reis, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form F-4 (the “Registration Statement”), including the proxy statement/prospectus contained therein (the “Proxy Statement/ Prospectus”), filed with the Commission on June 8, 2012.

On the date hereof, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates various revisions to the Proxy Statement/ Prospectus in response to the comments raised by the Staff in the Comment Letter.

To assist the Staff in reviewing this letter and Amendment No. 1, we will separately deliver to you, by hand, a copy of this letter, along with eight copies of Amendment No. 1 and eight marked copies of Amendment No. 1 showing changes against the originally filed Registration Statement.  If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Summary, page 11

Conditions to Completion of the Merger, page 15

1.                                      We note the ability of either party to waive conditions to the merger.  Please specifically identify which conditions can be waived.  Disclose whether it is the board of directors’ intent to re-solicit stockholder approval if either party waives

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

material conditions.

The Company respectfully acknowledges the Staff’s comment, and, in response thereto, has revised the disclosure in the Proxy Statement/Prospectus in Amendment No. 1 to clarify that under the merger agreement, any of the closing conditions may be waived with the consent of the parties to the agreement, except those conditions that may not be waived under applicable law.

In response to the final part of the Staff’s comment, the Company has supplemented the disclosure in the Proxy Statement/Prospectus in Amendment No. 1 to indicate that under the merger agreement, to the extent that either the Company or Stratasys waives a material condition to the closing of the merger, Stratasys’ board of directors need not seek Stratasys’ stockholder approval for such waiver unless required under applicable law or the rules of the NASDAQ Stock Market. Therefore, in the event of a waiver that the Stratasys board determines does not rise to the level of materiality that would require either (i) re-solicitation of proxies under applicable law or the rules of the NASDAQ Stock Market or (ii) the amendment of the Proxy Statement/Prospectus, the Stratasys board will proceed towards completion of the merger without seeking further stockholder approval.

Risk Factors, page 17

Objet is currently subject to a number of lawsuits…, page 39

2.                                      We note your disclosure that you received letters from two minority shareholders and former directors in March 2012 related to allegations of fraud, unauthorized issuances of securities and dilution of minority shareholders and backdating.  Please provide current information related to these shareholder claims.  In addition, please describe the basis for these claims and whether you believe the facts underlying these claims will have a material adverse effect on your operations or financial condition.

The Company respectfully acknowledges the Staff’s comment.  In Amendment No. 1 (in the subject risk factor), the Company has provided updated information concerning the letters received by it from its minority shareholders and former directors (the “Minority Shareholder Letters”), and the Company’s responses thereto.

In addition, we note that to date no legal proceeding has been instituted by the minority shareholders referenced in the subject risk factor in relation to the allegations made in the Minority Shareholder Letters. Nevertheless, the Company believes that it is appropriate to disclose the existence of the Minority Shareholder Letters, given the nature of the claims made and the possibility of potential legal proceedings. Accordingly, the Company has described the basis for the claims under ‘Objet’s Business—Legal Proceedings” in the Registration Statement.

Specifically, the Minority Shareholder Letters allege that a series of investments in the Company during the years 2002 - 2003 were effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investment, including the minority shareholders.  The Minority Shareholder Letters also allege that a portion of the amount invested in these transactions was actually invested by an investor who was already a shareholder in the Company, and that the interest of such shareholder in these transactions was not disclosed to the minority shareholders at the time.

In addition, one of the Minority Shareholder Letters alleges that the Company engaged in “backdating” (this was the term used in that Minority Shareholder Letter) in that shares that the Company reported as issued in 2006 were actually issued at a subsequent date. The Company believes that this allegation is baseless.

As described in Amendment No. 1, the Company does not believe that the allegations set forth in the Minority Shareholder Letters will have a material adverse effect on the Company’s operations or financial condition, as the Company believes that the allegations are false.

Hewlett-Packard may not expand distribution under Stratasys’ OEM agreement beyond its current territory of eight European countries…, page 45

3.                                      Please revise this risk factor to address how the merger may affect the continuation of Stratasys’ OEM agreement with Hewlett Packard, to the extent it presents a risk to Stratasys or the combined company.  We note the OEM agreement’s current term expires on December 31, 2012.

The Company respectfully acknowledges the Staff’s comment.  The Company respectfully notes that Stratasys does not expect that the continuation (and the risk of non-continuation) of its OEM agreement with HP will be impacted in any material manner by the merger.  Accordingly, while the potential non-continuation of the agreement with HP presents an independent risk that the Company and Stratasys believe should be disclosed to stockholders and investors, they do not believe that the risk relates to the merger or the combined company, and have therefore omitted references to the merger and the combined company in the risk factor. Consistent with that approach, the Company and Stratasys have included the subject risk factor among the “Risks related to Stratasys’ business and financial condition” rather than among the “Risks related to the combined company following the merger.”

Who is paying for this proxy solicitation, page 55

4.                                      We note your disclosure on page 55 that Stratasys will pay for the entire cost of soliciting proxies.  However, we note disclosure on page 10 that Objet and Stratasys will split the costs of the solicitation of proxies to Stratasys stockholders.  Please advise or revise.

The Company respectfully acknowledges the Staff’s comment and, in Amendment No. 1, has resolved the inadvertent discrepancy in the Proxy Statement/Prospectus by indicating in both parts thereof cited by the Staff that, in accordance with the terms of the merger agreement, Stratasys alone will bear the cost for the solicitation of the proxies of Stratasys stockholders.

Proposal One — The Merger, page 59

Background of the Merger, page 59

5.                                      We note your disclosure on page 61 discussing that the proposed structure of the merger which has Objet as the ultimate parent company in the reverse triangular merger is related to achieving “additional tax benefits.”  Please revise your disclosure throughout your prospectus/proxy statement to discuss these additional tax benefits and how having Objet survive the merger as the parent company benefits the combined entity going forward.

The Company respectfully acknowledges the Staff’s comment and, in response thereto in Amendment No. 1, has enhanced the disclosure throughout the Proxy Statement/Prospectus to describe the additional tax and related benefits that will result on an ongoing basis, post-merger, from having Objet survive the merger as the parent company.

In particular, the Company has indicated that the proposed merger structure is aimed at preserving the tax benefits afforded to the Company under the Israeli Law for the Encouragement of Capital Investments (the “Investment Law”), under which the Company is entitled to significantly reduced corporate tax rates. The Company has added a separate cross-reference in Amendment No. 1 to the separate section of the Proxy Statement/Prospectus (“Objet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations— Key Measures of Objet’s Performance— Corporate Taxes”) in which these tax benefits are described in greater detail.

The Company has furthermore noted in Amendment No. 1 that the Company’s surviving the merger as the parent company will allow the combined company to take advantage of the general lower corporate tax rates that Israeli companies enjoy relative to U.S. companies.  If Stratasys were to survive the merger as the parent company with the Company becoming a subsidiary of Stratasys, corporate income generated by the Company, upon distribution to Stratasys, would be subject to the higher U.S. corporate tax rates on the parent company level and the combined company would otherwise be restricted in its ability to develop strategies to maximize tax savings for the benefit of its shareholders.

The Agreement and Plan of Merger, page 101

6.                                      We note disclosure in the third paragraph on page 101 that suggests Stratasys shareholders may not rely on the representations, warranties and covenants contained in the merger agreement because they “may be subject to more recent developments” and the subject matter “may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Objet and Stratasys.” Please acknowledge that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.  Please also revise any statements that imply that the descriptions of the representations, warranties and covenants do not constitute public disclosure, such as your statement that “Stockholders of Stratasys are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any description thereof…”

The Company respectfully acknowledges the Staff’s comment.  In response thereto, the Company hereby acknowledges that notwithstanding the general disclaimer included in the description of the merger agreement in the Proxy Statement/Prospectus, the Company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Proxy Statement/Prospectus not misleading.

The Company has furthermore revised the Proxy Statement/Prospectus in Amendment No. 1 in order to revise any statements (including the statement cited by the Staff in its comment) that imply that the descriptions of the representations, warranties and covenants do not constitute public disclosure.

Objet Executive Compensation, page 151

Consulting arrangement with an entity affiliated with Elchanan Jaglom, page 153

7.                                      Please advise whether there is a written agreement governing the consulting arrangement with your Chairman of the Board, Mr. Elchanan Jaglom.  If so, please file the written agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii) of Regulation S-K. If not, please disclose that you do not have a written agreement.  Disclose whether the consulting agreement will continue following the merger.

In response to the Staff’s comment, the Company hereby confirms to the Staff that there is no written agreement governing the consulting arrangement between the Company and its current Chairman of the Board, Elchanan Jaglom.  The Company has furthermore revised the disclosure in the Proxy Statement/Prospectus in Amendment No. 1 to indicate explicitly that this arrangement is an oral arrangement with no written agreement, and that the arrangement will remain in place following the merger, notwithstanding Mr. Jaglom’s new position as Chairman of the Executive Committee of the combined company (in place of his current position as Chairman of the Board of the Company).

***

If you have any questions regarding the responses set forth above, or any other matters regarding Amendment No. 1, please contact the undersigned at (617) 937-2316 or Damien A. Grierson of this firm at (617) 937-2334.

Thank you for your assistance.

Sincerely,

/s/Marc A. Recht

cc:	Kathleen Krebs
Reid Hooper
Robert S. Littlepage
Joseph Kempf
(Securities and Exchange Commission)

David Reis
Ilan Levin
(Objet Ltd.)

S. Scott Crump
Robert F. Gallagher
(Stratasys, Inc.)

J. David Chertok
David S. Glatt
Jonathan M. Nathan
(Meitar Liquornik Geva & Leshem Brandwein)

Timothy Moore
(Cooley LLP)

Eric Honick
(McLaughlin & Stern, LLP)